UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                 (Amendment No. 1)*

                              Candela Corporation
                                 (Name of Issuer)

                                   Common Stock
                        (Title and Class of Securities)

                                    136907102
                                 (CUSIP Number)

                                December 31, 2004
               (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [X]  Rule 13d-1(b)

     [_]  Rule 13d-1(c)

     [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No.                        136907102                            Page 2

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Principal Global Investors, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

          (a)
          (b) x

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


NUMBER OF           5    SOLE VOTING POWER                 0
SHARES
BENEFICIALLY        6    SHARED VOTING POWER               247,840
OWNED BY
EACH                7    SOLE DISPOSITIVE POWER            0
REPORTING
PERSON WITH         8    SHARED DISPOSITIVE POWER          247,840


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          247,840

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (See Instructions)

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          1.1

12   TYPE OF REPORTING PERSON (See Instructions)

          IA


CUSIP No.                        136907102                            Page 3

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Principal Financial Group, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

          (a)
          (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


NUMBER OF           5    SOLE VOTING POWER                   0
SHARES
BENEFICIALLY        6    SHARED VOTING POWER                 247,840
OWNED BY
EACH                7    SOLE DISPOSITIVE POWER              0
REPORTING
PERSON WITH         8    SHARED DISPOSITIVE POWER            247,840


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          247,840

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (See Instructions)

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          1.1

12   TYPE OF REPORTING PERSON (See Instructions)

          HC




CUSIP No.                        136907102                            Page 4

Item 1(a).  Name of Issuer:

     Candela Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

     530 Boston Post Road
     Wayland, MA  01778

Item 2(a).  Name of Person Filing:

     Principal Global Investors, LLC and
     Principal Financial Group, Inc.

Item 2(b).  Address of Principal Business Office, or, if None, Residence:

     Principal Global Investors, LLC
     711 High Street
     Des Moines, IA  50392-0088

     Principal Financial Group, Inc.
     711 High Street
     Des Moines, IA  50392-0088

Item 2(c).  Citizenship:

     Principal Global Investors, LLC - State of Delaware
     Principal Financial Group, Inc. - State of Delaware

Item 2(d).  Title of Class of Securities:

     Common Stock

Item 2(e).  CUSIP Numbers:

     136907102

Item 3. If this statement is filed pursuant to section 240.13d-1(b) or 240.13d 2(b) or (c), check whether the person filing is a:

     (e) [X] An investment adviser in accordance with section 240.13d 1(b)(1)(ii)(E) (Principal Global Investors, LLC)
     (g) [X] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G) (Principal Financial Group, Inc.)

Item 4.  Ownership:

     (a) Amount Beneficially Owned

     247,840 Shares*


CUSIP No.                        136907102                            Page 5

     (b) Percent of Class

          1.1%

     (c) Number of shares as to which the person has:

          (i) Sole Power to Vote or Direct the Vote

               0

          (ii) Shared Power to Vote or Direct the Vote

               247,840 Shares Common Stock

          (iii) Sole Power to Dispose or to Direct the Disposition of

               0

          (iv) Shared Power to Dispose or to Direct the Disposition of

               247,840 Shares Common Stock

*Principal Global Investors, LLC, an investment adviser registered under the Investment Advisers Act of 1940, provides investment advice to its clients, and in that role, possesses voting and investment power over the shares of Common Stock of the Issuer described in this Schedule 13G that are owned by clients, and accordingly may be deemed the beneficial owner of such shares. Principal Financial Group is filing this Schedule 13G solely in its capacity as the ultimate parent company of its subsidiary, Principal Global Investors, LLC.

Item 5.  Ownership of Five Percent or Less of a Class:

     [x]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     See Exhibit 99 attached hereto.


CUSIP No.                        136907102                            Page 6

Item 8.  Identification and Classification of Members of the Group

     N/A

Item 9.  Notice of Dissolution of Group

     N/A

Item 10(b).  Certification

     By signing below I certify, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Principal Global Investors, LLC

By /s/ Gerald Bogart
Gerald Bogart, Chief Financial Officer

Principal Financial Group, Inc.
By:  Principal Global Investors, LLC

By /s/ Gerald Bogart
Gerald Bogart, Chief Financial Officer

Dated Thursday, February 23, 2005

EXHIBIT 99
Principal Global Investors, LLC
Item 3 Classification:
(e) Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E), and an indirect and wholly-owned subsidiary of

Principal Financial Group, Inc.
Item 3 Classification:
(e)  A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).